# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Amplify Energy Corp., CIK 0001533924
CUSIP: 03212B103
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 500 DALLAS STREET, SUITE 1700, HOUSTON, Texas (TX), 77002
Date of event which requires filing of this statement: 05/16/2025
Amends the filing with accession number 0000897101-25-000218
Filed by CIK 0002014854
Persons authorized to receive notices and communications: Andrew Raby, Faegre Drinker Biddle & Reath LLP, 320 South Canal Street, Suite 3300, Chicago, Illinois (IL), 60606, (312) 569 1171

## Reporting persons
- Stoney Lonesome HF LP (CIK 0002014854): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 2,700,347; shared voting power 0; sole dispositive power 2,700,347; shared dispositive power 0; aggregate amount beneficially owned 2,700,347 (6.7% of the class)
- The Drake Helix Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); member of a group; source of funds: working capital (WC); sole voting power 83,000; shared voting power 0; sole dispositive power 83,000; shared dispositive power 0; aggregate amount beneficially owned 83,000 (.2% of the class)
- Clint Coghill: type of reporting person: individual (IN); citizenship or place of organization: Illinois (IL); member of a group; source of funds: personal funds (PF); sole voting power 2,410; shared voting power 0; sole dispositive power 2,410; shared dispositive power 0; aggregate amount beneficially owned 2,410 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Amplify Energy Corp.
Address of issuer's principal executive offices: 500 DALLAS STREET, SUITE 1700, HOUSTON, Texas (TX), 77002
Comment: This Amendment No. 1 (the "Amendment No. 1") amends the Schedule 13D originally filed with the Securities and Exchange Commission on April 14, 2025 (the "Schedule 13D") with respect to shares of common stock (the "Common Stock") of Amplify Energy Corp., (the "Issuer" or "Registrant"). The persons filing this Amendment No. 1 and the Schedule 13D had previously filed a statement on Schedule 13G. The address of the principal executive offices of the Issuer is 500 DALLAS STREET, SUITE 1700, HOUSTON, TX, 77002; its telephone number is 713-588-8369.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated as follows:
The Reporting Persons acquired the Common Stock for investment purposes and intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer's financial position, results of operations, strategic direction, price levels of the Securities, conditions in the securities markets, general economic and industry conditions, and other investment opportunities, the Reporting Persons may, from time to time and at any time in the future, take such actions with respect to their investment in the Issuer as they deem appropriate.
These actions may include, without limitation: (i) engaging in communications with management and the Board of Directors of the Issuer regarding the Issuer's operations, strategic plans, capital allocation, corporate governance, board composition, management, and other matters concerning the Issuer's business; (ii) engaging in communications with other shareholders of the Issuer; (iii) purchasing additional Securities or selling some or all of their Securities; (iv) engaging with third parties, industry experts, investment professionals, and other relevant specialists regarding the Issuer; (v) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D; or (vi) formulating plans or proposals with respect to any of the foregoing.
The Reporting Persons may, without limitation, seek additional representation on the Issuer's Board of Directors, propose changes to the Issuer's capitalization, corporate structure, dividend policy, business operations, governance structure, or consider extraordinary corporate transactions involving the Issuer, including but not limited to mergers, reorganizations, asset sales, or other business combinations.
The Reporting Persons have no plans or proposals at this time which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to formulate such plans or proposals, and to take any and all actions that the Reporting Persons may deem appropriate to maximize the value of their investment in the Issuer, which may include any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
On May 19, 2025, the Issuer announced that it has appointed Clint Coghill to its Board of Directors ("the "Board") as Lead Independent Director, effective as of May 16, 2025. In connection with Mr. Coghill's appointment, the Issuer entered into a cooperation agreement with the Reporting Persons pursuant to which the Reporting Persons agreed to abide by certain customary standstill, voting and other provisions. Mr. Coghill will serve as a member of the Board's Compensation Committee and be included in the Board's slate of nominees up for election at the Company's upcoming 2025 Annual Meeting of Stockholders. The foregoing description of the cooperation agreement does not purport to be complete and is qualified in its entirety by the full text of the cooperation agreement, which is attached hereto as Exhibit A.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:
For information regarding beneficial ownership, see the information presented on the cover page of this Schedule 13D;
Number of shares as to which each person has sole or shared power to vote or dispose: For information regarding voting power, see the information presented on the cover page of this Schedule 13D;
Transactions in the class effected during the past sixty days: On April 17, 2025, 1,300 call options relating to the Common Stock held by Stoney Lonesome HF LP expired without exercise. No Reporting Person has made any transactions in the Common Stock since the most recent filing of this Schedule 13D on April 16, 2025.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and restated as follows:
In connection with Mr. Coghill's appointment to the Issuer's Board, the Issuer entered into a non-disclosure agreement with the Reporting Persons and subsequently entered into a cooperation agreement with the Reporting Persons. The Reporting Persons are not parties to any other contracts, arrangements, understandings or relationships (legal or otherwise) among themselves or any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Form of Cooperation Agreement.
Exhibit B: Form of Non-Disclosure Agreement.

## Signatures
- Stoney Lonesome HF LP: /s/Clint Coghill, Clint Coghill/President of General Partner (05/19/2025)
- The Drake Helix Holdings, LLC: /s/Clint Coghill, Clint Coghill/President (05/19/2025)
- Clint Coghill: /s/Clint Coghill, Clint Coghill (05/19/2025)